Filed by PRA Health Sciences, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PRA Health Sciences, Inc.

Commission File No. 001-36732

Date: March 10, 2021

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

The following communication was made by PRA Health Sciences, Inc. to its employees on March 10, 2021, including a transcript of the video embedded in the email.

Global Town Hall distribution email

To: PRA-All Users

From: Executive Leadership Team alias

Subject: Video: Watch: CEO Colin Shannon addresses pending acquisition

Date: Tuesday, March 9 by mid-day

OnePRA Team –

We are pleased to share with you the Global Town Hall video from CEO Colin Shannon, addressing the pending acquisition by ICON and answering some of the top questions submitted by employees from across the company.

INSERT VIDEO LINK

This video underscores the reasoning behind the upcoming union between ICON and PRA, the growth potential for the combined company after closing, and why each of you will have an opportunity to play a continued role in shaping drug development as we create a leading Healthcare Intelligence and clinical CRO. While we were not able to address every question and some specific details may not be available yet, Colin and the executive leadership team are listening to you and will be sharing updates frequently as the integration planning process moves forward.

You can still send your general questions and comments related to the pending acquisition to PRAemployeeQuestions@prahs.com. You can also contact your HR Business Partner with any specific personal questions that may come up. Until closing, PRA remains an independent company and it will be business as usual.

We are proud of our OnePRA team, what you have accomplished, and how you have adapted and responded to meet the growing needs of our industry. Thank you for your continued commitment to patients, our clients, and one another.

Regards,

Executive Leadership Team

Hi, everyone. Well it’s been quite a last number of days, in the organization as we’ve announced the acquisition, that we've been acquired by ICON. And you know, it's fairly bittersweet for me, but as I went back, if you look at my quote, when we announced the transaction, I had joined PRA, almost 14 years ago now. And the whole idea when I joined the company was, it was taken about a billion dollars and ten years to get a drug to market. And things had to change. And we wanted to help drive that change. And I thought joining a company like PRA would give me the opportunity to work and see if we could make a difference in the industry. And so that's always been the back of my mind about how to make a difference and make a change. And we've introduced technologies, we started off introducing data and using analytics, and worked out better ways to find out how we could get drugs to market faster and cheaper. And a lot of it was difficult work. And it was marginal improvements, and of course, we saw what happened with COVID. And how important it was to get drugs to market faster, you know, just think how many people's lives will be saved, because of the scientists who have actually got new remedies, and also new vaccines. So it's been a great, great transformation, getting drugs to market faster. And it's great after all these things to see that this improvement is actually happened. You know, I just made the point. People can't wait critically ill people can't wait, they never get a second chance. And for that reason, we wanted to make this difference. COVID accelerated a lot of things. And this union with the ICON is going to help us accelerate the need and change even faster. Together, this union gives us components that we didn’t have as separate entities, and we're going to bring things together in a way that's going to help accelerate that it's going to be an industry leader. And I think it's a great opportunity for organizations to make a change, make a difference, and have patience and focus all of the time, is going to give a huge amount of opportunity for all of our staff, both here and at ICON. And as you know, with the innovation that we bring to the table is going to really, really change the landscape. People have been asking, you know, why now, what happens now. And as I mentioned, COVID was an accelerant. But there have been a lot of talk in the industry about consolidation. And, you know, that's been going on for a long time, we've looked at other companies in the past, we've looked to acquire maybe some other companies. And it never seemed the right moment at the right time. And we've always admired ICON for many reasons. It was very similar to us in cultural styles. And they had some components that we didn't have. So it made sense that that Union would be very, very attractive. They also felt the same way. But it wasn't until we actually started speaking about it last year that we realized how closely aligned we were. Now what does it mean that the culture the same because obviously that different organizations with different backgrounds and different ways, but it was a belief on the patient centricity and its dealing with integrity. It's having humbleness. You know we are, we want to work hard and take our work very seriously, but not ourselves. You know, we want to be agile, we want to be creative, we want to excel, and we want to deliver for our clients. But more importantly, we want to succeed for our patients. These were actually aspects that brought us all together. And if you look at our core values, we'll summarize them nicely in HiPRA. And you'll see all these core values that we really admire. And a lot of these values were exhibited when I was speaking with the leadership team ICON. And when you know that the leadership team endorsed that that was so important for me, because that can then permeate throughout the rest of the organization over time. They also recognized they wanted to change and they had to bring in a catalyst. They see us as being slightly different in lots of ways that are going to help them drive that change. So they are embracing the fact that we are a different organization that we've got some different mix. And we will look at the customer overlap. It was minimal, and that was exciting to them. And you know, that was very, very important part of as we were looking at the combination is how we then bring everything together. That makes sense. And the more we looked at it, the more we got excited. And we see so much opportunity. At the foremost of all of these negotiations is always the people, I wanted to make sure that whatever happened that we're setting up for success, and the people that were brought into this organization that I admire and trust are, we've trained, and we wanted them to continue with the possibility of advancement, career opportunities that may not have even existed within PRA on its own. So all of these combinations are important in the context of changing the industry. Of course, I want people to continue our pathway and be innovative and creative. And I want them to combine with ICON business, and together create that synergistic unit where the two plus two equals five. And and I look forward to witnessing that change over the next number of years. Looking ahead, there's many things that we still got to do. And prior to the announcement, there was a limited amount of diligence because we're two public companies. And so there's a lot of public available information. And we still perform diligence. And we had to do reverse diligence, because there's going to be stock involved in, in the transaction. And, you know, so that during that period, though, they were at least introduced to the management team without a management presentation. And Steve Cutler, who is going to be the new CEO of the combined entity, is now going to go through the process of speaking to each of the executive team and discussing how we can work together and how integration is going to happen over the next number of months. Now, there's obviously an anti trust and other regulatory things that got to happen plus a shareholder vote. So the timing is not exactly clear when the transaction closes. It really all depends on what happens with the new government administration, how they look upon it. And they may determine that there's going to be other rounds of questions. So we do anticipate an early Q3 closing. So during that period, we've got time now to think about what an integration plan is going to look like, and how we start shaping it up. But during that period, we're still acting as two independent public companies. And we are still a competitor. And we've still got to deliver for our clients. And all the work that we've currently got on our plate just now has got to be done. So we remain diligent on our quality, we want to make sure that we're still hiring. And that's an important aspect, we anticipate hiring a couple of thousand people this year, just to deal with the growth that we're expecting, and from last year's backlog and, and the current year sales. So we've got a lot of work ahead of us. I think we did a great job last year managing through the COVID and trying to retain our staff and give them, show them clearly how much we value for them, which was absolutely very, very important to me that we stuck by our employees. And, you know, I'm wanting to let them know that we are standing by them even in a new venture where it's more opportunity. I know some of them have been seeing that they’ve been trying to attracted away by other competitors who are flashing big sign on bonuses, etc. You know how that's short lived. And I know some people can see that they want to make the quick buck. And we’re trying to develop careers, we want people to belong to the PRA family or the new combined entity family. We see that as an extension, we're handing over the company into good hands. So I'm excited that what we've built a caring attitude for our employees is going to be continued. So for me, I honestly believe that we have got the right partner consolidation was going to happen, we got ahead of the game and made sure we picked the right partner that's going to enable our employees to be well cared for, have opportunities and allow them to draw and a new environment that's going to give them the potential to satisfy their own careers.

Now, I will be keeping everybody informed as we go through the next number of weeks, as I learn more, and I understand more of what's happening with integration and all of these aspects, I will give regular updates, or the executive team will give updates. I will keep you informed at the moment this is just the beginning. And you know I can just honestly say that everything that I've done so far with the leadership team ICON has been with utmost integrity. And for that reason I agreed to join the board so I can maintain supporting the organization and ensuring that, you know, the continuance of what we've started is going to be adhered to in the future. Now, thank you for everyone for bringing in some questions. I'm going to take some time now to read out the questions and give a response. And as I said, these updates will be regular, and we'll keep you informed. I know there's a lot of questions out there and people are always more concerned about what is happening to me. I, I honestly believe that everybody should be thinking that there is nothing, your job is going to remain the same. We will be hiring. If anything there'll be opportunity and seize opportunity. You know, I mentioned earlier on about our values were behind the core values of HiPRA is our competencies. If anybody wants to continue improving, learn these competencies, see where you need to enhance your, your talk to your line managers, figure out how to improve yourselves. Take advantage of these opportunities. They don't come along often. And it's a great opportunity for y'all. I created this competency framework with that reason because I wanted people to develop. So those of you who are ambitious enough to achieve it, please take the time to read through them learn some of the aspects and if you need support and what books to read or other aspects to help understanding, the more we'll be happy to provide that.

So here's question number one. Why were PRA employees not told about the deal before it was announced? It caught us all of us by surprise. Well, best laid plans. We'd actually intended with a proper rollout of communication. The day of the announcement, not the morning that got announced about nine o'clock the previous evening Laurie Hurst gets a call from the Wall Street Journal saying that they are just about to imminently issue a story that ICON is buying PRA. We don't know how it leaked. But they had obviously enough information to go on to Laurie. Laurie, excellently said she didn't know anything about it, and advised us and we said Don't, don't speak to him again, just leave it cold. But we couldn't take the chance that they wouldn't run a story. And it would have been the worst thing ever if they ran a story because I could have said anything all day, the next day if they'd run a story, and we had not had the deal announced. So we went into scramble mode. And we went through and we negotiated the final components of the transaction. We had a board meeting about 1:30 in the morning, we got all the approvals done, am were able to get the announcement of the deal done at 6am. So we worked basically all through the night to enable that to happen. And it was really so that we could actually ensure that we could tell the employees, not the manner we wanted to with a cascade roll out. And so I do apologize, that was not the way we wanted to do it. But there was no way that we're going to have our employees suffer all day with us being able to address it or say anything. So we scrambled, we did the best we could. And as you know with with PRA, when faced with adversity, we pivot quickly, we made the best out of it. So that was what we did there.

Why was the deal for ICON to acquire PRA? Why wasn't it a merger? You know, we we are similar size in fact in ways of looking at it we may even be a larger but ICON, they've got some tax advantages the based in Ireland, they are a company that they wanted to acquire something to grow larger, and they wanted to drive change. They wanted to be a successful company. We did too. But we saw the advantages of combining together. And you know, there's a lot of tax advantages, the tax rate in Ireland is substantially lower. And it made a lot of sense for them to be the acquirer. And for that they have to pay a premium, which is an acquisition premium. And so our stockholders and shareholders will get an advantage of them being acquired. Now, a lot has been acquired, they do actually view it as a union more or more like a merger. And they really want to look at what is the best of breed. How do they take this huge value they’ve actually used to buy this company and then absorb all of these key assets and to make this a harmonious union. And they like a lot of the components we do. And, you know, we, as we went through some of the diligence of of saw areas where we combined strengths, where we've got, we can shore up areas that we have not yet innovated, and done things separately. So we are in a position of moving together with this union as a new company that is going to be a great standard and is going to be the largest and most significant CRO in the world.

Can you be more specific about how ICONs culture aligns with PRA’s culture? You know, I kind of mentioned that earlier on, because it was a very important aspect to me that these values are intangible in lots of ways, but they're very, very important. And it's about the caring of employees or caring of patients, the excellence and belief in quality, getting things done, and doing it the right way. And I am a firm believer that, you know, the people that we hire into this company, are are very eclectic, very different, but they've got these core beliefs that make them fit within PRA. And it's this, you know, work hard, play hard, you know, take your work seriously, but not yourself. These are sort of intangibles that you find that exerts itself within our company, and it's a great quality and brings a lot of charismatic feeling within our organization. People know when you walk into PRA is different from other organizations. And I like that. And I felt that sense within the ICON group as well. And well, there's pockets all over the world, because we've got all these different people and not every leader is the same, and we're all different, but we tried to connect it together. And I mean, I do many ways to try to enhance our culture and, and maintain it, I have the Presidents retreat, I have that our annual sales and leadership meeting, where we get people together from all over the world or the up and coming talent. And these are the people who we saw that's going to help us shape that culture for the future. They're the ones that embody it and are going to carry it forward. And we know that happens, I've got spiritual leaders in all aspects in all areas throughout the world. And these are the people who continue with the culture, while ICON exuded a lot of these components as well. And that's how we felt that fit was so important. And when you compare it with the other CROs, they were the most easiest recognizable to have similar traits that we do. So that was exactly why we felt the cultural fit was important.

When will integration planning start? And what will happen? Well, it's about the kickoff now, it's actually not started, the first and most important thing was first communicate to our employees. The integration really will be starting after this broadcast, where Steve is going to introduce himself and talk one on one with the executive team. And then we'll sort of filter down some some of the other leaders that he can actually meet and have discussions with, and then we'll start to think about some integration planning. And we'll set up the teams that are going to actually start to put things and paper and come up with their proper planning process. And, you know, the things that we can’t discuss, I mean, commercial terms, and various other factors are off limits, because we're still competing together. And, you know, we got antitrust, obviously, remind us that, you know, we we've got to keep an arm's length transaction. But there's lots of things that can be done. And we'll be starting that process almost immediately, now, and we've got some time to do it. So it'll be a careful thought process. There's only certain things we can do. And we do have time. And as I said, as we make some milestones, I will give you updates, our executive team will provide updates on the progress that we're making.

What will happen with compensation benefits and insurance once the deal closes? Well initially on close, there'll be no change. And, obviously, in this competitive environment, the new entity has got to remain competitive. They'll obviously try to get things aligned. But you know, it's going to be competitive, and we're going to have to remain to attract the talent and retain the talent. It's more than just offering great career opportunities. People want the right benefits and appropriate compensation, and that will obviously be addressed. But it will be part of the ongoing plans as that as changes to amalgamate or merge plans or things like that together. We will obviously explain that as we go through the process. And we'll definitely give you updates because we know that it's near and dear to everybody's heart. But its safe to say that, you know that there's not going to be dramatic changes to anything, because what we offer is, is highly competitive. And it's going to remain that type of fashion in some sort of way.

Does ICONs global expansion plan align with PRAs plan. Actually very much so. We both felt that we could have done with more structure within our in Asia in particular. So the actual addition of the two companies is at least giving us more critical mass in some of these key, key areas. But everywhere else that we're growing, they are too. And, you know, we have got to ensure that we are in all the main markets to allow us to access patients faster, and and ensure that we can get the studies done quicker. So that's as a key component, they recognize that and they're very much aligned with what we do. So you know, we've done it maybe in different ways over time. But we're certainly a fully aligned and the way forward.

Will, any PRA offices close down when the acquisition closes. COVID is still an issue, are we going to be forced to go back into offices? Actually that that's an interesting point. With COVID is changed the way we do business, there's no doubt that we've managed to be successful with people working from home. And I do like the fact that people being in offices allows us to maintain the culture and the connectivity within our groups. And that's an important element. Its what brings people together, it's a way of learning together. So that I do believe in having some level of offices. Now whether offices get closed, we're going to have to look at the overlap of the offices between us and ICON. And it'll be a great opportunity to rationalize it, particularly bearing in mind that COVID, it has changed the way we do business. And so we'll be thinking carefully through all those positions. And what we do need, I'd be doing that anyway. And we're already thinking about some of these offices and already noticing that they are too large for what we need, and our future. And so we'll be looking at what the right positions, I do want. And I do believe that that is some level that have been close together and working together. And maybe in a different way. It may be that offices are used more as I get together once a week or once a month or whatever. There's new ways of working, we're going to have to take advantage of that. And I think we continue to evolve that as we unwind from COVID. And we we think about the next evolution of what we do as a company.

What kind of response have we gotten from clients about the planned acquisition? Has it been different with pharma versus biotech? Now, I've actually shared communication with with ICON about this as well. And so far it's been actually have a very, very strong, most people really understand the union. And they see that this is a great opportunity. They know that there's going to be different services on offer with the combined entities. You know there has been some concerns that the biotechs immediately feel like Well, I don't I don't want to lose my team. I don't want to Well, that's the same of everyone. We we want to remain and keep the teams intact. The biotechs said they want to keep the general partner, of course, ICON loved that concept. They know and they value, the general partner’s involvement the way that they manage and run the clients is very, very important aspect its the way we've been successful in building our biotech franchise. And you look at big pharma, well, they've been pleasantly surprised, you know, surprisingly, accepting to this day, they've done a lot of acquisitions themselves they know what they need to go through but offering the scale that we're going to do that allows them more opportunity to give us more work. So the bigger is actually going to give us a lot of benefits. But what they don't know is the combined entity is going to offer a lot more features and services. And, you know, when you think about one of the aspects that we have, we're bringing this healthcare intelligence part, you know, and I don't think they've quite really understood that what how evolve, we're becoming that I mean, we started off using data. And we tried to make database and evidence based decisions that evolved into turning it into really good utilize of information, because data on its own was raw and very difficult. And we’ve transformed that into really useful information, but then combining it with all of our intelligence and the therapeutic experts and other areas within our organization, and all of the analytics combined, allowed us to transform into this healthcare intelligence, where we're adding value in many components, whether it's the patient journey, whether it's even protocol optimization, many aspects where we can utilize this combined data analytics, the information flowing from that combined with our operational and therapeutic intelligence, so that that's going to offer a new dynamic where we can actually offer more detailed and more structure to our clients and allow them to do things better. I think it's going to give us a bigger seat at the table, I think we're going to be more viewed as a partner rather than as a vendor. So these are interesting developments, I think is going to give us a huge amount of benefit for the future.

Once the deal closes, will, the executive team be as visible available and attentive as PRAs execs have been. Oh, thank you for acknowledging that we do try to keep it as as lean as possible. And, you know, the employees are an important part. And as I said, culturally, I believe that ICON share the the same values. So I do anticipate that there will be equally as involved. When your key assets are your people, you've got to keep involved because they are important part of developing and maintaining culture. So yes, absolutely. I do believe that. But we're still starting off the integration. And again, I will give you more information as we develop integration plans and what's happening. And I'll share exactly how we develop and what what I see is going on. So I'll be happy to share any aspects that the as we move forward.

Other than Colin, which of the other PRA executive leaders will join ICON once the deal closes? Well, I'm actually I'll be stepping away as CEO, and I'll be joining the board. And we will have another board member also joining the board. So we have two board seats to represent the PRA shareholders. And, you know, I obviously want to make sure that I I keep an eye on everything is going on and all the promises are being made so that I can ensure that what we negotiated is going to get delivered. So I I have keep a vested interest and everybody that I know and trust and value within our organization. And make sure that that happens. Regarding the executives, and we're just starting this integration process it will be a long way to go there will not even be knowing what sort of shaper, whatever until we get closer to the closing of the transaction. But all executives will be fully involved in integration planning, and they're gonna have choices and they'll be able to make decisions. And we will obviously share as we progressed and go through it all. And, you know, we're all pretty excited. And, and, you know, I think there'll be a lot of continuity, because we all value the people and even, you know, people who may want to move on do some things different later, they'll Nope, though, stay for a substantial period of time to help with the integration and planning after the deal closes. So I do see a lot of continuity. And I am excited that there's going to be new opportunity for a lot of our up and coming leaders as well. These are the people we have been investing in and training and building up and so all those who have been at the President's retreat and get involved in our sales meeting every year, I'm just expecting them to step up and those they are opportunity to flourish in a new organization and, and and help shape the new entity of the future.

So that that's all the questions for now. And I'm sure there'll be many more as we progress. I just wanted to thank everybody. You know, it's it's been I know, it's it's an unexpected, probably shock in some cases and it gives a little bit concern. But when we get through this and you realize what a powerful entity that we're shaping up and it's going to be an industry changing factor. I think it will be really, really exciting and all of you will be glad that you’ve had an opportunity to help change the game and change the shape of the industry.

Thank you very much and I look forward to talking to you soon.